Exhibit 12(d)
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                                     Mississippi Power and Light Company
                           Computation of Ratios of Earnings to Fixed Charges and
                   Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

                                                                     Twelve Months Ended December 31,
                                                               1990       1991      1992      1993      1994
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Fixed charges, as defined:
  Interest on long-term debt                                  $59,675   $59,440   $56,646   $48,029   $42,265
  Interest on long-term debt - other                            4,300     4,188     4,063     4,070     3,816
  Interest on notes payable                                     1,512       953        36         7     1,348
  Other interest charges                                        1,494     1,444     1,636     1,795     3,581
  Amortization of expense and premium on debt-net(cr)           1,737     1,617     1,685     1,458     1,754
  Interest applicable to rentals                                  596       574       521     1,264     1,716
                                                              -----------------------------------------------

Total fixed charges, as defined                                69,314    68,216    64,587    56,623    54,480

Preferred dividends, as defined (a)                            17,584    14,962    12,823    12,990     9,447
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Combined fixed charges and preferred dividends, as defined    $86,898   $83,178   $77,410   $69,613   $63,927
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Earnings as defined:

  Net Income                                                  $60,830   $63,088   $65,036  $101,743   $48,779
  Add:
    Provision for income taxes:
      Federal and State                                         4,027    (1,001)    4,463    54,418    46,884
    Deferred Federal and State - net                           35,721    32,491    20,430       539   (26,763)
    Investment tax credit adjustment - net                     (1,835)   (1,634)   (1,746)    1,036    (7,645)
    Fixed charges as above                                     69,314    68,216    64,587    56,623    54,480
                                                             ------------------------------------------------

Total earnings, as defined                                   $168,057  $161,160  $152,770  $214,359  $115,735
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Ratio of earnings to fixed charges, as defined                   2.42      2.36      2.37      3.79      2.12
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Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                                 1.93      1.94      1.97      3.08      1.81
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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%)
    minus the income tax rate.